Exhibit 99.1

Inspira Technologies: Professor Eddy Fan, Expert in Critical Care Medicine and
Extracorporeal Support, Joined Inspira’s
Scientific Advisory Board

Prof. Fan currently serves as the medical director of the extracorporeal life support program at the Toronto General Hospital

Ra’anana, Israel, November 30, 2021 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, announced today that Professor Eddy Fan, an expert in critical care and extracorporeal life support methods, has joined Inspira Technologies’ Scientific Advisory Board.

Eddy Fan is an associate professor in the Interdepartmental Division of Critical Care Medicine and the Institute of Health Policy, Management and Evaluation at the University of Toronto and a staff intensivist at the University Health Network/Mount Sinai Hospital. Prof. Fan currently holds the medical director of the extracorporeal life support program at the Toronto General Hospital.

Prof. Eddy Fan, commented: “It is exciting to work with Inspira Technologies to design and develop novel extracorporeal support devices that will hopefully provide an additional tool for clinicians treating patients with acute respiratory failure and acute respiratory distress syndrome (ARDS).”

Dr. Fan received an undergraduate degree from the University of Toronto, his medical degree from the University of Western Ontario and a doctorate in clinical investigation from Johns Hopkins University.

Prof. Fan’s area of academic focus is acute respiratory distress syndrome (ARDS), mechanical ventilation and extracorporeal support. His research has focused on advanced life support for acute respiratory failure and patient outcomes after critical illness. These include investigations of the epidemiology and use of mechanical ventilation and extracorporeal life support in patients with ARDS, as well as on the development of ICU-acquired weakness, early rehabilitation in ICU patients, and long-term outcomes in survivors of critical illness.

Among his most significant publications:

▪	An Official American Thoracic Society/European Society of Intensive Care Medicine/Society of Critical Care Medicine Clinical Practice Guideline: Mechanical Ventilation in Adult Patients with Acute Respiratory Distress Syndrome, “Intensive Care Medicine”.

▪	Veno-venous extracorporeal membrane oxygenation for acute respiratory failure: a clinical review from an international group of experts “JAMA”.

▪	Epidemiology, patterns of care, and mortality for patients with acute respiratory distress syndrome in intensive care units in 50 countries.

Dagi Ben-Noon, Inspira Technologies’ Chief Executive Officer stated: “We are honored to have Professor Fan on Inspira Technologies’ Scientific Advisory Board. Professor Fan is a distinguished researcher, and his scientific expertise will be of great significance to Inspira Technologies in the development and potential deployment of its ART device.”

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical device company in the respiratory care industry. Inspira is developing the ART device, a cost effective early extracorporeal respiratory support system with an intent to function as an “Artificial Lung” for deteriorating respiratory patients. The ART device is designed to utilize a hemo-protective flow approach aimed at rebalancing oxygen saturation levels while patients are awake and breathing, potentially minimizing the patient’s need for mechanical ventilation. The Company’s product has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA) or the CE or other required regulatory agencies.

For more information, please visit our corporate website: www.inspirao2.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Company is using forward-looking statements when it discusses that Prof. Fan will assist in the design and development of develop novel extracorporeal support devices that will hopefully provide an additional tool for clinicians treating patients with acute respiratory failure and ARDS and that Prof. Fan’s scientific expertise will be of great significance in the development and potential deployment of its ART device. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Registration Statement on Form F-1 filed with the SEC, as well as its subsequent public filings, which are available on the SEC’s website, www.sec.gov.

For more details:

Miri Segal, Investor Relations, MS-IR LLC,

+917-607-8654, msegal@ms-ir.com